UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2021

Brazil Potash Corp.
(Exact name of issuer as specified in its charter)

Ontario, Canada
(State or other jurisdiction of incorporation or organization)

N/A
(I.R.S. Employer Identification Number)

198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2
(Full mailing address of principal executive offices)

416-309-2963
(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Financial Report (the “Semiannual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2020, contained in the Company’s Annual Report Form 1-K, as filed with the Securities and Exchange Commission on April 30, 2021.

In this Semiannual Report, unless otherwise indicated by the context, “we,” “us,” “our,” “our company” and the “Company” refer to Brazil Potash Corp. Unless otherwise indicated, the terms “dollar” or “$” in this Semiannual Report refer to US dollars, the lawful currency of the United States.

Overview

Brazil Potash Corp. (the Company, Brazil Potash, we, our, and us) was formed on October 10, 2006 under the laws of the Province of Ontario, and is headquartered in Toronto, Ontario. The Company was formed to engage in potash exploration and mining in Brazil.

As of June 30, 2021, our majority stockholder, CD Capital Natural Resources BPC LP, owned 33% of our common shares. Accordingly, CD Capital Natural Resources BPC LP exerts and will continue to exert significant influence over us and any action requiring the approval of the holders of our common shares, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common shares and approval of significant corporate transactions.

Results of Operations for the Six Months Ended June 30, 2021 and June 30, 2020

Revenues

Our revenue was $Nil for the six months ended June 30, 2021 compared to $Nil for the six months ended June 30, 2020. The Company is in the exploration and development stage and has not started production.

General and Administrative Expenses

Our general and administrative expenses were $1,774,610 for the six months ended June 30, 2021, compared to $2,301,392 for the six months ended June 30, 2020. General and administrative expenses consist primarily of personnel, legal fees, share-based compensation and travel and office expenses.  The Company incurred lower share-based compensation costs and lower professional fees in 2021 compared to the same period 2020.  The Company incurred slightly higher travel expenses in 2021 compared to the same period in 2020.

Net Loss

Our net loss was $2,063,219 for the six months ended June 30, 2021, compared to a net loss of $2,468,304 for the six months ended June 30, 2020.

Liquidity and Capital Resources

To date, we have generated no cash from operations and have incurred negative cash flows from operating activities. All costs in connection with our formation, development, legal services and support have been funded by our majority stockholder.

As at June 30, 2021, the Company had a cash and cash equivalents balance of $275,882 to settle current liabilities of $11,942,069. The Company does not have sufficient liquidity to meet current obligations, it will be necessary to secure additional equity or debt funding.

Our future expenditures and capital requirements will depend on numerous factors, including the success of this Offering, as defined below, and the progress of our research and development efforts.

Our business does not presently generate any cash. We believe that if we raise $50,000,000 (the “Maximum Amount”) in this Offering, we will have sufficient capital to finance our operations for at least the next 24 months. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance that we will raise the Maximum Amount or any other amount. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. However, no assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

We filed a Tier 2 exempt offering (the “Offering”) pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), which was qualified by Post-Qualification Amendment on August 2, 2021.  On May 19, 2021, the Company has received subscriptions totaling approximately $417,660 pursuant to the Offering.

On August 4, 2021, the Company entered into a loan agreement with Aberdeen International Inc. (“Aberdeen”). Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $149,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before December 31, 2021. Stan Bharti (a director of the Company) is a director of Aberdeen and Ryan Ptolemy (an officer of the Company), is an officer of Aberdeen. The loan is unsecured.

For disclosure of additional loans to the Company as at the period ended June 30, 2021, see Note 6 Loans Payable in the Notes to Condensed Consolidated Financial Statements (unaudited) in this Semiannual Report.

Our future expenditures and capital requirements will depend on numerous factors, including the success of our Offering and the progress of our research and development efforts.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

The Company incurred a loss of $2,063,219 for the six months ended June 30, 2021 and as at June 30, 2021 had an accumulated deficit of $68,197,111 and a working capital deficiency of $11,000,935 as at June 30, 2021.
The Company also has $2,644,947 in loans payable with third and related parties as of June 30, 2021 which are classified as short-term liabilities, of which $1,273,771 is in default.

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and currently past due debt obligations. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to pay its trade payables and past due obligations, finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and on June 15, 2020, July 2, 2020, October 22, 2020 and April 1, 2021, the Company entered into a loan agreements to fund operating expenses (see Note 6). The Company incurred a loss of $2,063,219 for the six months ended June 30, 2021 and as at June 30, 2021 had an accumulated deficit of $68,197,111 and a working capital deficiency of $11,000,935 as at June 30, 2021.

During the period from September 2016 (inception) through June 30, 2021, we have incurred cumulative net losses of $68,197,111. Currently, we intend to finance our operations through equity and debt financings.

The Company does not generate any cash on its own. We have funded operations exclusively in the form of expenditures paid for on behalf of the Company by our majority stockholder, in addition to advances received directly from our stockholder.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $7,188,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,228,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the development phase and have yet to commence construction followed by operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semiannual Report to not be indicative of future operating results or financial condition.

NOVEL CORONAVIRUS (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Brazil has been hit hard with the coronavirus with over 20 million cases and over 584,000 deaths. The northern Amazon city of Manaus, which is the largest city near Brazil Potash’s project, has been particularly hit hard resulting in a temporary lockdown measures to be put in place to contain the surge of coronavirus cases.

Our staff from the Brazil office have been working from home since March 2020 and we have had no reported cases of COVID-19 amongst our staff to date.

Item 2. Other Information

None.

Item 3. Financial Statements

Notice of No Auditor Review of the Condensed Consolidated Interim Financial Statements

The accompanying condensed interim consolidated financial statements of the Company have been prepared by management and are the responsibility of the Company's management. The Company’s independent auditor has not performed a review or an audit of these condensed interim consolidated financial statements.

Brazil Potash Corp. Condensed Consolidated Interim Statements of Financial Position (Expressed in U.S. dollars)

As at:	June 30, 2021	December 31, 2020
ASSETS	(Unaudited)

Current
Cash and cash equivalents	$275,982	$72,438
Amounts receivable	644,585	518,670
Prepaid expenses	20,567	46,603
Total current assets	941,134	637,711

Non-current
Property and equipment (Note 3)	962,910	927,574
Exploration and evaluation assets (Note 4)	118,092,684	114,893,005
Total assets	$119,933,728	$116,458,290

LIABILITIES

Current
Trade payables and accrued liabilities (Note 5)	$9,297,122	$8,081,091
Loans payable (Note 6)	2,644,947	1,773,661

Total current liabilities	11,942,069	9,854,752

Non-current
Long term portion of land fee installment payable (Note 5)	-	11,966
Deferred income tax liability	1,787,591	1,640,003
Total liabilities	13,729,660	11,506,721

Equity

Share capital (Note 7)	197,715,787	197,304,457
Share-based payments reserve (Note 8)	43,833,965	43,259,413
Warrants reserve (Note 9)	604,000	23,715,254
Accumulated other comprehensive loss	(67,752,573)	(70,082,409)
Deficit	(68,197,111)	(89,245,146)
Total equity	106,204,068	104,951,569
Total liabilities and equity	$119,933,728	$116,458,290

Reporting entity and going concern (Note 1)
Subsequent event (Note 13)

“STAN BHARTI”, Director

“ANDREW PULLAR”, Director

Brazil Potash Corp. Condensed Consolidated Interim Statement of Comprehensive Loss and Other Comprehensive Loss (Expressed in U.S. dollars) (Unaudited)

	Six months Ended	Six months Ended
	June 30,	June 30,
	2021	2020

Expenses
Consulting and management fees	$1,026,459	$1,026,248
Professional fees	106,162	324,639
General office expenses	69,310	67,905
Share-based compensation (Note 8)	312,608	835,443
Travel expenses	128,449	42,414
Communications and promotions	27,512	116,597
Foreign exchange loss (gain)	104,110	(111,854)

Operating Loss	1,774,610	2,301,392

Finance costs (Note 6)	211,426	101,378
Finance income	(653)	(2,178)
Loss for the period before income taxes	1,985,383	2,400,592
Income taxes	77,836	67,712
Loss for the period	$2,063,219	$2,468,304

Other comprehensive (gain) loss:
Items that subsequently may be reclassified into net income:
Foreign currency translation	(2,329,836)	19,878,467
Total comprehensive (gain) loss for the period	$(266,617)	$22,236,771

Basic and diluted loss per share	$0.02	$0.02
Weighted average number of common shares outstanding - basic and diluted	130,156,349	127,489,950

Brazil Potash Corp.
Consolidated Statement of Changes in Equity
(Expressed in U.S. dollars)
(Unaudited)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Shareholders' Equity
	#	$	$	$	$	$	$
Balance, December 31, 2019	129,294,334	194,116,957	23,715,254	38,342,655	(53,201,693)	(79,511,775)	123,461,398

Deferred share units	-	-	-	1,307,393	-	-	1,307,393
DSU exercise	850,000	3,187,500	-	(3,187,500)	-	-	-
Net (loss) and comprehensive (loss) for the period	-	-	-	-	(19,878,467)	(2,468,304)	(22,346,771)

Balance, June 30, 2020	130,144,334	197,304,457	23,715,254	36,462,548	(73,080,160)	(81,980,079)	102,422,020

Balance, December 31, 2020	130,144,334	197,304,457	23,715,254	43,259,413	(70,082,409)	(89,245,146)	104,951,569
Deferred share units (Note 8)	-	-	-	574,552	-	-	574,552
Reg A Offering (Note 7)	104,415	417,660	-	-	-	-	417,660
Share issuance costs	-	(6,330)	-	-	-	-	(6,330)
Warrant expiry (Note 9)		-	(23,111,254)	-	-	23,111,254	-
Net (loss) and comprehensive income (loss) for the period	-	-	-	-	2,329,836	(2,063,219)	266,617
Balance, June 30, 2021	130,248,749	197,715,787	604,000	43,833,965	(67,752,573)	(68,197,111)	106,204,068

Brazil Potash Corp.
Consolidated Statement of Cash Flows
(Expressed in U.S. dollars)
(Unaudited)

	Six month Ended	Six month Ended
	June 30, 2021	June 30, 2020
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period before taxes	(1,985,383)	(2,400,592)
Adjustment for:
Finance Income	(653)	(2,178)
Finance costs (Note 6)	211,426	101,378
Share-based compensation (Note 8)	312,608	835,443
	(1,462,002)	(1,465,949)
Change in amounts receivable	(125,746)	(64,513)
Change in prepaid expenses	25,978	33,608
Change in trade payables and accrued liabilities	1,191,538	982,881
Net cash used in operating activities	(370,232)	(513,973)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Reg A offering, net of share issuance costs	411,330	-
Loan proceeds (Note 6)	665,603	40,000
Net cash from financing activities	1,076,933	40,0000

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(593,076)	(713,463)
Decrease in restricted cash	-	15,537
Finance income	653	2,178
Net cash used in investing activities	(502,423)	(695,748)

Effect of exchange rate changes on cash and cash equivalents	(734)	(107,702)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	203,544	(1,277,423)

CASH AND CASH EQUIVALENTS, beginning of period	72,438	1,360,010

CASH AND CASH EQUIVALENTS, end of period	275,982	82,587

SUPPLEMENTAL INFORMATION:
Amortization of assets capitalized to exploration and evaluation assets	683	4,137
Share-based compensation included in exploration and evaluation assets	261,944	471,950

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

1.	Reporting entity and going concern
Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.
The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:
Percentage of equity interest
		% Ownership
	Country of incorporation	June 30, 2021	December 31, 2020

Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (LP) for the Autazes potash project in Brazil from the Amazonas Environmental Protection Institute (IPAAM) in July 2015 based on submission of a full Environmental and Social Impact Assessment completed by the Company in January 2015. Prior to receiving the LP, the Company and its consultant Golder Associates Ltd. (“Golder”) conducted several rounds of indigenous consultations and despite this work, the Brazil Federal Public Ministry (MPF) opened a civil investigation on the Company’s LP based on a motion from a non-governmental organization. The MPF commenced legal proceedings questioning the validity of the Company’s LP. The result of the legal proceedings brought by the MPF is that the Company voluntarily agreed to temporarily suspend its LP and to conduct additional indigenous consultations with local communities in accordance with International Labour Organization (ILO 169) given Brazil is a signatory to this international convention.
There are two major steps that need to be followed in these consultations. The first is indigenous people need to determine the means and who within their tribes will be involved in consultations. This first step has been completed. The second is the actual consultation process which was scheduled to start in March 2020 but is currently on hold due to the outbreak of COVID-19. Following the first round of indigenous consultations a judge may authorize the Company’s indigenous impact study to be submitted for review and reinstate the LP.
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

1.	Reporting entity and going concern (continued)
Going Concern
The preparation of the condensed consolidated interim financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company's projects.

The Company incurred a loss of $2,063,219 for the six months ended June 30, 2021 ($2,468,304 for the six months ended June 30, 2020) and as at June 30, 2021 had an accumulated deficit of $68,197,111 (December 31, 2020 - $89,245,146) and a working capital deficiency of $11,000,935 as at June 30, 2021 (including cash of $275,982) (December 31, 2020 - $9,217,041 (including cash of $72,438)).
The Company also has $2,644,947 in loans payable with third and related parties as of June 30, 2021 (December 31, 2020 – $1,773,661) which are classified as short-term liabilities, of which $1,273,771 is in default.
The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and currently past due debt obligations. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to pay its trade payables and past due obligations, finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and on June 15, 2020, July 2, 2020, October 22, 2020 and April 1, 2021, the Company entered into a loan agreements to fund operating expenses (see Note 6). See Notes 7 and 13 for the details of a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933.
However, there is no assurance, that the Company will be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its working capital deficiency, or the future exploration and development of its properties. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on the Company’s ability to continue as a going concern, and therefore that it may be unable to realize its assets and discharge its liabilities in the normal course of business. These condensed consolidated interim financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.
On the basis that additional funding as outlined above will be received when required, the directors are satisfied that it is appropriate to continue to prepare the condensed consolidated interim financial statements of the Company on the going concern basis.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

2.	Basis of preparation
a)	Statement of compliance:

The condensed consolidated interim financial statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.
The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 10, 2021.
b)	Significant accounting policies:

The unaudited condensed consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2020.
3. Property and equipment
	Vehicles	Office equipment	Furniture and fixtures	Land rights	Total

Cost:

At January 1, 2021	$49,225	$68,805	$11,805	$920,117	$1,049,952
Effect of foreign exchange	1,914	2,676	437	35,781	40,808

At June 30, 2021	$51,139	$71,481	$12,242	$955,898	$1,090,760

Depreciation:

At January 1, 2021	$48,901	$64,244	$9,233	$-	$122,378
Effect of foreign exchange	1,901	2,532	356	-	4,789
Depreciation charge for the period	-	434	249	-	683

At June 30, 2021	$50,802	$67,210	$9,838	$-	$127,850

Net book value:
At June 30, 2021	$337	$4,271	$2,404	$955,898	$962,910
At January 1, 2021	$324	$4,561	$2,572	$920,117	$927,574

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

3.         Property and equipment (continued)

	Vehicles	Office equipment	Furniture and fixtures	Land rights	Total
Cost:

At January 1, 2020	$63,458	$88,699	$15,056	$1,186,150	$1,353,363
Effect of foreign exchange	(14,233)	(19,894)	(3,251)	(266,033)	(303,411)

At December 31, 2020	$49,225	$68,805	$11,805	$920,117	$1,049,952

Depreciation:

At January 1, 2020	$60,867	$78,633	$10,875	$-	$150,375
Effect of foreign exchange	(13,663)	(17,662)	(2,319)	-	(33,644)
Depreciation charge for the period	1,697	3,273	677	-	5,647

At December 31, 2020	$48,901	$64,244	$9,233	$-	$122,378

Net book value:
At December 31, 2020	$324	$4,561	$2,572	$920,117	$927,574
At January 1, 2020	$2,591	$10,066	$4,181	$1,186,150	$1,202,988

4.	Exploration and evaluation assets
Expenditures:	Six months ended June 30, 2021	Year ended December 31, 2020

Balance, beginning of period	$114,893,005	$128,996,822

Additions:
Mineral rights and land fees	369	9,882
Additions to exploration and evaluation assets	503,390	1,088,698
Share-based compensation	261,944	1,848,679
Effect of foreign exchange	2,370,976	(17,051,076)

Balance, end of period	$118,029,684	$114,893,005

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

5.	Trade payables and accrued liabilities
	June 30, 2021	December 31, 2020

Trade payables	$6,980,074	$5,917,912
Accruals	2,230,028	2,019,585
Current portion of land fee installments	87,020	143,594

Current	$9,297,122	$8,081,091

Long-term portion of land fee installments	$-	$11,966
Included in trade payables and accruals are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 11).
During the year ended December 31, 2017, the Company entered into an installment program with the National Mining Agency (“ANM”) for the payment of its mineral rights and land fees. The installment program allows for the payment of outstanding land fees on a monthly basis over a period of five years. Each installment is charged interest at the rate posted by the Special Settlement and Custody System (“SELIC”) until the month prior to payment plus 1% in the month of payment. Any monthly installments not paid by the due date will incur additional fines of 0.33% per day up to a maximum of 20%. Failure to pay two consecutive monthly installments will result in the cancellation of the instalment plan. As at June 30, 2021, the balance owing on the installment plan was $87,020 (R$435,241), included in current portion of land fee installments in the table above, which approximates the present value of the expected payments.
6.	Loans payable
	Balance, December 31, 2020	Draw downs	Interest	Effect of foreign exchange	Balance, June 30, 2021

Sentient	$1,125,410	-	148,361	-	$1,273,771
2227929 Ontario Inc.	115,622	160,000	7,792	-	283,414
Aberdeen	461,012	232,000	34,323	-	727,335
Sulliden	71,617	-	4,325	-	75,942
Greenway	-	138,603	5,808	2,589	147,000
Newdene	-	135,000	2,485	-	137,485

Total	$1,773,661	$665,603	$203,094	$2,589	$2,644,947

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

6.	Loans payable (continued)
On October 29, 2019, Brazil Potash entered into a loan agreement with Sentient Global Resource Fund IV LP, (“Sentient”). Pursuant to the terms of the loan agreement (the “Loan”), Sentient agreed to lend the Company $1,000,000 at an interest rate of 30% per annum and an initial repayment date of April 29, 2020. The Company also accrued a setup fee of $200,000, included in accounts payable and accrued liabilities, in connection with the loan. On April 29, 2020, the Company accrued an extension fee of $50,000 to extend the due date on the loan to July 31, 2020, included in accounts payable and accrued liabilities. The Company began accruing interest on the loan on August 1, 2020. The Company did not settle the loan within the extended maturity date and as at June 30, 2021, the loan is in default. The lender has not proceeded with any collection actions. Andrew Pullar (a director of the Company) is a principal at Sentient. The loan is unsecured.
On June 15, 2020, the Company entered into a loan agreement with 2227929 Ontario Inc. (“2227929”) Pursuant to the terms of the loan agreement, 2227929 agreed to lend the Company $40,000 at an interest rate of 12% per annum. On December 17, 2020 and during the six months ended June 30, 2021, the Company drew down an additional amounts of $70,000 and $160,000, respectively, on the loan. Interest and principal were due and payable three months from the date of the agreement. On September 15, 2020, the loan was further extended three months under the same terms. On December 15, 2020, the loans were extended to July 31, 2021. The loan is unsecured.
On July 2, 2020, the Company entered into a loan agreement with Aberdeen International Inc. (“Aberdeen”) Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $100,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before January 2, 2021. During the year ended December 31, 2020, Aberdeen advanced an additional $348,000 to the Company under the same terms. On January 15, 2021, the Company drew down an additional $32,000. On February 9, 2021, the loans were extended to July 31, 2021. Stan Bharti (a director of the Company) is a director and officer of Aberdeen and Ryan Ptolemy (an officer of the Company), is an officer of Aberdeen. The loan is unsecured.
On April 1, 2021, the Company entered into an additional loan agreement with Aberdeen. Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $200,000, which the Company drew down on March 31, 2021, at an interest rate of 12% per annum. Stan Bharti (a director of the Company) is a director and officer of Aberdeen and Ryan Ptolemy (an officer of the Company), is an officer of Aberdeen. The loan is unsecured.
On October 22, 2020, the Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden”). Pursuant to the terms of the loan agreement, Sulliden agreed to lend the Company $70,000 at an interest rate of 12% per annum. Interest and principal were due and payable on or before December 21, 2020. On February 10, 2021, Sulliden agreed to extend the maturity date of the loan to July 31, 2021. On July 31, 2021, the maturity date of the loan was further extended to December 31, 2021. Stan Bharti (a director of the Company) is a director and officer of Sulliden and Ryan Ptolemy (an officer of the Company), is an officer of Sulliden. The loan is unsecured.
On February 26, 2021, the Company entered into a loan agreement with Greenway Investments International Ltd. (“Greenway”). Pursuant to the terms of the loan agreement, Greenway agreed to lend the Company CAD$175,000 ($138,603), at an interest rate of 12% per annum. Interest and principal are due and payable on or before September 1, 2021. The loan is unsecured.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

6.	Loans payable (continued)
On May 5, 2021, the Company entered into a loan agreement with Newdene Gold Inc. (“Newdene”). Pursuant to the terms of the loan agreement, Newdene agreed to lend the Company $135,000, at an interest rate of 12% per annum. Interest and principal are due and payable on or before December 31, 2021. The loan is unsecured.
7.	Share capital
(a) Authorized
Unlimited number of common shares without par value.
(b) Issued

	Six months ended		Year ended
	June 30, 2021		December 31, 2020
	Number of	Stated	Number of	Stated
	shares	Value	shares	Value
			$	$
Common shares

Balance, beginning of period	130,144,334	197,304,457	129,294,334	194,116,957

Reg A offering, net of issue costs	104,415	411,330	-	-
DSU exercise	-	-	850,000	3,187,500

Balance, end of period	130,248,749	197,715,787	130,144,334	197,304,457
On April 7, 2020, 850,000 DSUs were exercised with a weighted average grant date fair value of $3.75 and a total fair value of $3,187,500. See Note 8.
On May 19, 2021, the Company closed a portion of a Tier 2 offering pursuant to Regulation A (Regulation A+) (“Reg A offering”) issuing 104,415 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $417,660. The Company paid share issue costs of $6,330 in connection with the offering.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

8.	Share-based payments
The continuity of share-based payments reserve activity during the year was as follows:
	Six months ended June 30, 2021	Year ended December 31, 2020

Balance, beginning of the period	$43,259,413	$38,342,655

Option extension	-	8,409,124
Expired options	-	(1,501,412)
Vesting of DSUs	574,552	1,196,546
DSUs exercised	-	(3,187,500)

Balance, end of the period	$43,833,965	$43,259,413

(a) Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company's issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.
The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:
-	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;
-	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and
-
the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

8.	Share-based payments (continued)
(a)	Option plan (continued):

Share option transactions continuity during the period were as follows (in number of options):
	Six months ended June 30, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance, beginning of period	7,945,500	$ 2.02	8,690,500	$ 2.02
Expired	-	-	(745,000)	2.36

Balance, end of period	7,945,500	$ 2.02	7,945,500	$ 2.02
There were no options granted during the six months ended June 30, 2021 or the six months ended June 30, 2020.
On July 20, 2020, the Company extended the expiry dates of options held by current directors, officers, employees and consultants such that 2,905,000 options with exercise prices of $1.00 per share and expiring on September 23, 2020, 1,148,000 options with exercise prices of $2.50 and expiring on July 22, 2020 and 3,242,500 options with exercise prices of $2.50 per share and expiring September 23, 2020 would expire on July 22, 2025. The weighted average incremental fair value of the options of $1.15 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $3.75, expected dividend yield of 0%, expected volatility between 51.6% and 147.2% based on the historic volatility of comparable companies, risk-free interest rate of 0.34% and an expected life of five years. The total value of the option extension was $8,409,124 of which $1,565,190 was capitalized to exploration and evaluation assets with the remaining amount of $6,843,934 charged to the statement of loss and comprehensive loss.
On July 22, 2020, 200,000 options with exercise prices of $2.50 expired, unexercised. On September 23, 2020, 475,000 options with exercise prices of $2.50 and 70,000 options with exercise prices of $1.00 expired, unexercised.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

8.	Share-based payments (continued)
(a) Option plan (continued):

At June 30, 2021, outstanding options to acquire common shares of the Company were as follows:

Date	Options	Options	Exercise
of expiry	outstanding	exercisable	price

November 19, 2021	200,000	200,000	$3.75
November 25, 2021	200,000	200,000	$2.50
June 1, 2024	250,000	250,000	$3.75
July 20, 2025	4,390,500	4,390,500	$2.50
July 20, 2025	2,905,000	2,905,000	$1.00

	7,945,500	7,945,500
(b) Deferred share units plan (“DSU”):
The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 5% of the fully diluted issued share capital of the Company at any time.
DSU transactions continuity during the periods were as follows (in number of DSUs):
	Six months ended June 30, 2021	Year ended December 31, 2020

Balance, beginning of period	7,700,000	8,550,000
Exercised	-	(850,000)

Balance, end of period	7,700,000	7,700,000
Of the 7,700,000 DSUs outstanding, 5,483,334 have vested.
The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:
(i)	As to one-third of the DSUs, vesting shall occur immediately;
(ii)
As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

8.	Share-based payments (continued)
(b) Deferred share units plan (“DSU”) (continued):
Of the 6,700,000 DSUs granted, 4,133,334 DSUs have vested, 500,000 were forfeited in the total amount of $833,332 and 2,066,666, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed such that the DSUs are expected to vest in July 2022. The estimated fair value of the DSUs at the date of grant is amortized over the vesting period. During the six months ended June 30, 2021, the Company recognized an expense of $372,725 related to this amortization (six months ended June 30, 2020 – $404,097) of which, an expense of $60,117 (June 30, 2020 – $65,177) was capitalized to exploration and evaluation assets, with the remaining expense of $312,608 (six months ended June 30, 2020 – $338,920) charged to the statement of loss and comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.
On July 25, 2017, the Company granted an additional 1,000,000 DSUs. The DSUs vested immediately. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.
On June 1, 2019, the Company granted 400,000 DSUs. 100,000 DSUs vested on July 1, 2019, 100,000 vested on October 1, 2019, 100,000 vested on January 1, 2020 and 100,000 DSUs vested on April 1, 2020. The estimated fair value of the DSUs on the date of grant was amortized over the vesting periods. During the six months ended June 30, 2021, the Company recognized an expense of $nil (six months ended June 30, 2020 – $114,867) related to this amortization charged to the statement of loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 400,000 common shares of the Company.
On August 9, 2019, the Company granted 500,000 DSUs. 200,000 DSUs vested immediately, while 150,000 DSU’s will vest when the Company obtains its installation license for the Autazes project estimated to be March 31, 2022 and the final 150,000 DSUs will vest upon the Company initiating project construction estimated to be in July 2022. During the six months ended June 30, 2021, the Company recognized an expense of $201,827 (six months ended June 30, 2020 – $406,773) capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.
On October 21, 2019, the Company granted 450,000 DSUs. 100,000 DSUs vested on December 1, 2019, 100,000 vested on January 1, 2020, 100,000 vested on February 1, 2020 and 150,000 vested on March 1, 2020. During the six months ended June 30, 2021, the Company recognized an expense of $nil (six months ended June 30, 2020 - $381,656) related to this amortization charged to the statement of loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 450,000 common shares of the Company.
During the six months ended June 30, 2021, the total amount related to the vesting of DSUs was $574,552 (six months ended June 30, 2020 – $1,307,393) of which $312,608 (June 30, 2020 – $835,443) is included in the condensed consolidated interim statement of loss and comprehensive loss and $261,944 (June 30, 2020 –$471,950) was capitalized to exploration and evaluation assets.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

9.         Warrants
At June 30, 2021, outstanding warrants to acquire common shares of the Company were as follows:
Number of warrants	Exercise price	Expiry Date
		$
1,147,500	1.00		*

1,147,500	1.00
*On September 11, 2009, the Company issued 1,147,500 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange.

On May 15, 2021, 22,196,000 warrants with exercise prices of $2.50 expired, unexercised.
10.	Financial Risk Management Objectives and Policies
The Company’s financial instruments comprise cash and cash equivalents, amounts receivable, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.
The Company does not enter into any derivative transactions.
The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit risk
Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Management believes that the credit risk concentration with respect to these financial instruments is remote.
Liquidity risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2021, the Company had a cash and cash equivalents balance of $275,882 to settle current liabilities of $11,942,069. The Company does not have sufficient liquidity to meet current obligations, and it will be necessary to secure additional equity or debt funding. Further details are shown in Note 1 – Going Concern.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

10.	Financial Risk Management Objectives and Policies (continued)
Market risk
Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.
(a) Interest rate risk
The Company has cash balances as at June 30, 2021. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions. The Company currently has loans outstanding at fixed rates (see Note 6).
(b) Foreign currency risk
Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.
The following summary illustrates the fluctuations in the exchange rates applied during the six months ended June 30, 2021:

	Average rate	Closing rate
CAD	0.7899	0.8068
BRL	0.1857	0.1999

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at June 30, 2021 would result in an increase or decrease in operating loss of $51,607 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive income of approximately $3,184,000.
(c) Capital management
The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.
In the management of capital, the Company includes the components of shareholders’ equity, loans payable, cash and cash equivalents, as well as short-term investments (if any).
The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

11.	Related Party Disclosures
(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:
	Six months ended June 30, 2021	Six months ended June 30, 2020
Directors & officers compensation	$753,012	$748,744
Share-based payments	360,701	391,061
	$1,113,713	$1,139,805
Included in the above amounts, is $289,998 (June 30, 2020 - $289,998) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (a director of Brazil Potash Corp.) is the Executive Chairman and Mr. Matt Simpson (CEO of Brazil Potash Corp.) is the Chief Executive Officer.
During the six months ended June 30, 2021, the Company recorded an expense $360,701 (June 30, 2020 – $391,061) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015. As at June 30, 2021, 6,500,000 DSUs were granted to officers and directors of the Company of which 4,000,001 have vested, 500,000 were cancelled and 1,999,999 have not yet vested (See Note 8(b)).
(a)	Transactions with other related parties

As at June 30, 2021, trade payables and accrued liabilities included an amount of $5,423,061 (December 31, 2020 - $4,535,443) owing to directors and officers of the Company for consulting fees and $188,144 owing to directors and officers for other amounts payable.
See Note 6 for the terms of related party loans.
These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
12.        Commitments and contingencies
The Company is party to certain management contracts. These contracts require payments of approximately $7,188,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,228,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021 and 2020
(Unaudited)

13.        Subsequent events
Offering
Brazil Potash is offering up to 12,500,000 (the “Maximum Offering”) shares of the Company to be sold in the offering. The shares are being offered at a purchase price of $4.00 per share. Brazil Potash is selling the shares through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed.
On June 18, 2021, the board of directors of the Company approved the extension of the Maximum Offering for an additional year from the original expiry date of June 26, 2021.
On August 4, 2021, the Company entered into a loan agreement with Aberdeen. Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $149,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before December 31, 2021. Stan Bharti (a director of the Company) is a director and officer of Aberdeen and Ryan Ptolemy (an officer of the Company), is an officer of the Aberdeen. The loan is unsecured.

 Item 4. Exhibits
Exhibit No.	Description
EX1A-2.1#	Certificate of Incorporation of Brazil Potash Corp.
EX1A-2.2#	Bylaws of Brazil Potash Corp.
EX1A-3.1#	Form of Warrant Certificate
EX1A-3.2#	Form of Stock Option Agreement
EX1A-4.1#	Form of Reg A Subscription Agreement
EX1A-4.2#	Form of Amended Subscription Agreement
EX1A-6.1#	Consulting Agreement dated July 1, 2009 between Brazil Potash Corps. And Gower Exploration Consulting Inc.
EX1A-6.2#	Loan Agreement – Sentient Global Resources dated October 29, 2019
EX1A-6.3#	Broker-Dealer Agreement dated January 17, 2020 between Brazil Potash Corp. and Dalmore Group, LLC.
EX1A-6.4#	Deferred Share Unit Plan
EX1A-6.5#	Amended Independent Contract Agreement dated January 1, 2020 between Brazil Potash Corp. and Helio Diniz
EX1A-6.6#	Amended Broker-Dealer Agreement dated June 8 2020 between Brazil Potash Corp. and Dalmore Group, LLC.
EX1A-6-7#	Loan agreement dated July 2, 2020 between Brazil Potash Corp. and Aberdeen International Inc.
EX1A-6-8#	Maturity Date Extension dated February 9, 2021 amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.
EX1A-6-9#	Loan agreement dated October 22, 2020 between Brazil Potash Corp. and Sulliden Mining Capital Inc.
EX1A-6-10#	Maturity Date Extension dated February 10, 2021 amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc.
EX1A-6-11#	Loan agreement dated June 15, 2020 between Brazil Potash Corp. and 2227929 Ontario Inc.
EX1A-6-12#	Maturity Date Extension dated December 17, 2020 amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc.
EX1A-6-13#	Power of attorney (included on signature page hereto)
EX1A-6-14#	Loan agreement dated May 5, 2021 between Brazil Potash Corp. and Newdene Gold Inc.
EX1A-6-15#	Loan agreement dated April 1, 2021 between Brazil Potash Corp. and Aberdeen International Inc.
EX1A-6-16#	Amended Broker-Dealer Agreement dated June 15 2021 between Brazil Potash Corp. and Dalmore Group, LLC.
EX1A-6.17†	Loan agreement dated August 4, 2021 between Brazil Potash Corp. and Aberdeen International Inc.
EX1A-14.1#	Appointment of Agent for Service of Process

†	Filed herewith.
#
Previously filed in Part III of the Form 1-A Offering Statement filed with the SEC on May 2020 and June 11, 2020 or the Post-Qualification Amendment to the Form 1-A Offering Statement filed with the SEC on June 25, 2021 and July 23, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

By:	/s/ “Matt Simpson”
Name: Matt Simpson
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ “Matt Simpson”	Date: September 20, 2021
Name: Matt Simpson Title: Chief Executive Officer (Principal Executive Officer)

/s/ “Ryan Ptolemy	Date: September 20, 2021
Name: Ryan Ptolemy Title: Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)